
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 24, 2022

Glen A. Messina
President and Chief Executive Officer
Ocwen Financial Corporation
1661 Worthington Road
Suite 100
West Palm Beach, Florida 33409

> **Re: Ocwen Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2022**
> **Filed May 5, 2022**
> **Form 8-K Dated May 5, 2022**
> **Filed May 5, 2022**
> **File No. 001-13219**

Dear Mr. Messina:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance